July 13, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Chiasma, Inc.
Registration Statement on Form S-1
Registration No. 333-204949

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1, and pursuant to Rule 461 under the Securities Exchange Act of 1934, as amended (the “Act”), as representatives for the several underwriters in the offering of shares of common stock of Chiasma, Inc. (the “Company”), we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated so that it will be declared effective at 4:00 p.m. (ET), on July 15, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise the staff of the Securities and Exchange Commission that between July 6, 2015 through the date hereof, the participating underwriters have distributed 1,619 copies of the preliminary prospectus, dated July 6, 2015, as follows: 670 to institutional investors and 949 to prospective underwriters, dealers, individual and others.

The undersigned, as representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.

COWEN AND COMPANY, LLC

As Representatives of the several underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Title:	Victoria Hale Vice President

COWEN AND COMPANY, LLC

By:	/s/ Andrew Mertz
Name: Title:	Andrew Mertz Managing Director

[Signature Page to Acceleration Request]